Ms. Kim McManus

Senior Attorney

Office of Real Estate and Commodities

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

July 20, 2018

Re:	Building Bits Properties I, LLC

Amendment No. 1 to Offering Statement on Form 1-A

Filed June 27, 2018

File No. 024-10839

Dear Ms. McManus:

Thank you for your comments of July 12, 2018 regarding the Offering Statement of Building Bits Properties I, LLC (the “Company”). We appreciate the opportunity to respond to your comments.

Part II – Offering Circular

General

1. We are continuing to review the information you provided in response to prior comments 6, 11, and 12.

As discussed over the phone on July 13, 2017, the following question related to prior comment 6 was provided to the company:

You state that that the Manager and its officers and directors intend to rely on the exemption from registration as a broker-dealer provided by Rule 3a4-1 of the Exchange Act.  Can you describe how such persons intend to comply with the requirements of such exemption, including but not limited to, Rule 3a4-1(a)(4)(ii)?

In regards to the application of Rule 3a4-1 of the Exchange Act, the Company intends to comply with the requirements of the safe harbor under the third alternative available to associated persons. As provided in Release No. 22172, the Commission adopted the Rule 3a4-1 safe harbor to cover three types of activities of the associated persons of an issuer to not be considered to be acting as “brokers” as the term is defined in the Securities Exchange Act of 1934. After meeting the preliminary requirements applicable to all three activities (that the associated person is not subject to statutory disqualification, is not compensated in connections with the transactions in securities, and is not an associated person of a broker or dealer—all of which are met here), an associated person may meet the requirements of the Rule 3a4-1 safe harbor by (i) limiting sales of securities to financial institutions and intermediaries, (ii) being involved in a management role with the issuer and limit selling and offering securities to once every 12 months, or (iii) limiting activities to “passive” sales efforts.

Under Rule 3a4-1(a)(4)(iii), “passive” efforts include (A) preparing and delivering written communication materials that does not involve oral solicitation (with those materials having been approved by a partner, officer, or director of the issuer), (B) responding to inquiries of potential purchasers with the response limited to the information contained in offering documents filed with the Commission, and (C) performing clerical work involved in effecting any transaction. The rule provides that an associated person may be engaged in all of these activities and still be eligible for the safe harbor.

Here, as is typical with crowdfunding platforms, all solicitations will be made passively through the Building Bits Platform and through written marketing materials posted on websites and through social media that have been approved by the Manager and include an active hyperlink to the most current version of the offering circular. No oral communications will be used to initiate contact with prospective investors. Should any prospective investors make inquiries, any responses will be limited to the information contained in the offering circular that has been filed with the Commission. The Manager and its associated persons will then be responsible for processing subscriptions, which is merely clerical activity, to ensure that investors receive the appropriate Bits related to their investment. As such, the activities that will be undertaken by the Manager of the Company and its associated persons falls within the 3a4-1 safe harbor through the application of Rule 3a4-1(a)(4)(iii).

With regard to prior comments 11 and 12, the Company has decided to not develop the communications functionality for investors to post information regarding reselling of their Bits until Trading and Markets provides further guidance on the subject. Instead, as noted in the amended offering circular, the Company will make inquiries with OTC Markets regarding quotation on OTC Markets to facilitate investor liquidity.

2. Please revise the Rule 255(b)(4) legend on your website so that it hyperlinks to the most recent version of the offering statement. In this regard, we note that the hyperlink on the website leads to the offering statement that was filed on May 11, 2018.

The hyperlinks have been updated as of the date of the most recent offering circular.

3. We note your response to comment 4 and reissue the comment. For example, your website still indicates that after the property is closed “Bit Holders become owners of the property.” The website also states that “the BITS advantage” is that investors choose “the specific building that you’ll be investing in.” We continue to note that this description differs from that in the offering circular, which explains that a Bit is a distinct class of limited liability interests in the issuer corresponding to a specific property held in a property subsidiary. Please ensure your description of the security being offered on the Building Bits Platform is consistent with that in the offering statement.

The Company has updated those communications to be consistent with the disclosure and terminology in the offering circular.

Cover Page

4. We note your revised disclosure in response to comment 5 and reissue the comment. Please revise the footnote disclosure to the tables on the cover page to specify the amount of the expenses of the offering to be borne by you, consistent with your use of proceeds disclosure on page 24. Refer to Instruction 6 to Item 1(e) of Part II of Form 1-A.

The footnotes to the cover page table have been updated to include the specific values of the Proportionate Offering Expenses and transaction expenses identified in the Use of Proceeds.

Plan of Distribution and Selling Securityholders, page 16

5. Please revise the second paragraph under the section titled “Plan of Distribution” to clarify that if the minimum contingency is not reached within 12 months after qualification, all funds will be promptly returned directly to the subscriber without deduction. Similarly revise the section titled “Escrow of Funds Prior to Closing” to clarify that under no circumstance will the offering of a Bit extend beyond 12 months after qualification and that, if the minimum contingency is not met by that time, all funds will promptly be returned directly to the subscriber without deduction

The offering circular has been amended to reflect these requested additions.

Description of the Company’s Business, page 18

6. We note your response to comment 14. We also note that your website indicates certain tenants are investment grade credit tenants. In addition, the BuildingBits Rating, provided in the offering circular, rates tenant quality based on “common accepted credit evaluations of the tenants or their parent companies” and “higher credit ratings earn a higher score.” Please revise to clarify if parent company ratings are considered only if the parent company is liable under the terms of the lease. To the extent parent company credit ratings are utilized in determining tenant quality in circumstances where the parent company is not liable under the terms of the lease, please revise to provide specific balancing disclosure.

The offering circular has been amended to reflect that the Company intends to use the “tenant quality” measure in instances in which the parent company is not liable under the terms of the particular lease and that the rating should not be considered a direct measure of tenant creditworthiness. The BuildingBits Rating have been updated to reflect when the parent entities are not liable under the terms of the lease.

Property Description and Use of Proceeds, page 19

7. Please address the following with respect to your response to comment 13:

•	With respect to your Maplewood property, please clarify for us why the tenant paid you approximately $10,500 in additional rent for the year ended December 31, 2017 when reimbursable expenses appear to be approximately $2,700. In your response, please clarify for us whether the tenant is paying any additional rents above minimum rent and recoveries or whether there are any expense items that have not been reflected in your unaudited financial statements of the property.
•	Additionally, with respect to the Maplewood property, it appears that expense reimbursements for the first year are capped at $10 per square foot and the tenant does not reimburse the landlord for all operating costs (e.g., bank service charges and professional fees). Accordingly, we continue to believe you should provide additional disclosure of the basis for the projected property cap rate. Your disclosure should include a discussion of the revenue, expense and net income assumptions used to calculate your projected cap rate, the basis for those assumptions and the limitations of the projection. Reference is made to Item 10(b) of Regulation S-K.
•	Please tell us your basis for projecting any cap rate for the Hollywood 12 Apartments, given that you do not have any executed leases in place. Refer to Item 10(b) of Regulation S-K.

The Company has amended its discussion in Management’s Discussion and Analysis to reflect the factors surrounding the payment of addition rent by the Maplewood tenant in the period ended December 31, 2017. The tenant is expected to pay 1/12 of the estimated annual additional rent monthly rather than when the expenses occur. As such, the additional rent for the period ended December 31, 2017 includes estimates for the prorated annual cost of taxes, operating expenses, and insurance.

The Company has amended the offering circular to include a risk factor discussing how the property projected cap rate is calculated, along with additional disclosure when discussing the BuildingBits Rating for how the property cap rate is calculated.

With regard to the projected cap rate for the Hollywood 12 Apartments, the Company is confident that it has a reasonable basis for projecting future performance based on the requirement under Section 7(f) of the Purchase and Sale Agreement that, as a contingency for closing the sale, not less than 90% of the available apartment units of the Property be occupied by unaffiliated tenants. This occupancy contingency further requires the units to be leased at a rate consistent with the projected cap rate.

8. Please revise the reference to the “Cap Rate” in the BuildingBits Rating table for each property to clarify that the referenced range is a “Projected Cap Rate.”

The BuildingBits Rating tables have each been updated to clarify that the referenced range is a “Projected Cap Rate”.

Exhibits

9. Please file the schedules to the Purchase and Sale Agreements filed as exhibit 6.1.1, 6.1.2, 6.1.3, and 6.1.4 or confirm that all material information contained in the schedules is otherwise disclosed in the agreements or the offering circular.

The Purchase and Sale Agreements are based on template documents used by the Company. Not every exhibit or schedule referenced may be applicable to the specific agreement. For instance, Exhibit B is not applicable in the event there are no state-specific commercial property broker disclosures for that acquisition. Additionally, Exhibit F includes schedules 1 & 2 that are not prepared by the parties until a week prior to the close of the acquisition, as is standard practice among commercial real estate acquisitions. We do not believe that any schedules 1 & 2 to Exhibit F would have a material impact, or result in material changes, to the information presented in the offering circular.

While not material to the offering, the following exhibits have been added to the Purchase and Sale Agreements included as exhibits to the offering circular:

-	Hollywood 12 Property, Exhibit D and Exhibit G
-	Maplewood AT&T Property, Exhibit A and Exhibit D
-	Shenandoah Sleep Number, Exhibit D

Thank you again for the opportunity to respond to your questions to the Offering Statement of Building Bits Properties I, LLC. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/Andrew Stephenson

Andrew Stephenson

CrowdCheck Law LLP (f/k/a KHLK LLP)

cc: Alexander Aginsky

Chief Executive Officer

BuildingBits Asset Management, LLC

425 NW 10th Avenue, Suite 306

Portland, OR 97209